SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

MAGNUM D'OR RESOURCES, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

55970P 10 4

(CUSIP Number of Class of Securities)

Chad A. Curtis
1326 S.E. 17th Street, #513
Ft. Lauderdale, FL 33316
 (305) 240-6563

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2010

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Chad A. Curtis
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

Preferred Stock – 10,000,000 shares
NUMBER OF		Series B Preferred Stock – 25,000,000 shares
SHARES		Common Stock – 32,207,792 shares
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		N/A
PERSON WITH	9	SOLE DISPOSITIVE POWER

100%
	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Preferred Stock – 10,000,000 shares Series B Preferred Stock – 25,000,000 shares Common Stock – 32,207,792 shares
12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A Preferred Stock – 100% Series B Preferred Stock – 83.4% of outstanding Common Stock – 44.5%
14	TYPE OF REPORTING PERSON*

Individual

Item 1. Security and Issuer.

      This statement on Schedule 13D ("Schedule 13D") is being filed with respect to two different classes of preferred stock, $0.001 par value, and with respect to the Common Stock of Magnum D'Or Resources, Inc., a Nevada corporation (the "Company"). The Company's principal executive office is located at 1326 S.E. 17th Street, #513, Ft. Lauderdale, FL 33316.

Item 2. Identity and Background.

      (a) This statement is filed by Chad A. Curtis (the "Reporting Person") with respect to shares directly owned by him.

      Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

      (b) The business address of Chad A. Curtis is 1326 S.E. 17th Street, #513, Ft. Lauderdale, FL 33316.

      (c) Mr. Curtis has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (d) Mr. Curtis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On December 20, 2006, Mr. Curtis acquired 10,000,000 shares of the Company's voting Series A preferred stock from Sunrise Lighting Holdings Limited for $500,000. The funds utilized by the Reporting Person came from his personal funds. This class of preferred stock has 20 votes for each share of preferred stock at any annual or special meetings of the stockholders of the Company, and is not convertible.

      From December 2007 through September 2009, Mr. Curtis acquired 32,473,303 shares of common stock from the Company for services.

      On January 5, 2010, Mr. Curtis acquired 25,000,000 shares of the Company’s Series B convertible preferred stock from the Company for services. The Series B preferred stock is convertible into the common stock of the Company on a one-for-one basis.

Item 4. Purpose of Transaction.

      The shares deemed to be beneficially owned by Mr. Curtis were acquired for, and are being held for, investment purposes.

      The Reporting Person has and may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a) As of the close of business on January 18, 2010, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 35,000,000 shares of preferred stock. Each share of the Series A preferred stock votes as 20 shares of Common Stock, and each share of his 25,000,000 shares of Series B convertible preferred stock has one vote per share. As of the close of business on January 18, 2010, these shares represented 86.5% of the voting power of the total voting shares of the Company's outstanding stock.

           Subsequent to his initial purchase of the 10,000,000 shares of the Series A preferred stock of the Company described above, Mr. Curtis acquired shares of common stock of the Company for services on the following dates for services:

Date of Acquisition	Number of Shares
of Common Stock	of Common Stock

12-28-2007	6,000,000
02-01-2008	250,000
02-11-2008	586,824
05-01-2008	250,000
05-12-2008	265,511
11-18-2008	25,000,000
12-22-2008(1)	(265,511) (1)
09-30-2009	120,968
32,207,792

______________________________
(1) On December 22, 2008, Mr. Curtis gifted 200,000 shares of common stock to his father, Dennis Curtis, and gifted 65,511 shares of common stock to his mother, Judy Magid.

            Effective January 5, 2010, Mr. Curtis acquired 25,000,000 shares for Series B convertible preferred stock of the Company.

      (b) The sole power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheet of this Schedule 13D.

      (c) There have been no other transactions involving the shares of Common Stock or preferred stock of the Company engaged in during the 60 day period prior to and including January 14, 2010.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person named in Item 2 of this statement and between such Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      None.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2010	/s/ Chad A. Curtis
Chad A. Curtis